EXHIBIT 99.1

Segment Information
In millions

	FY04 Q1			FY04 Q2			FY04 Q3			FY04 Q4			FY04 Full Year (3)		
	As Originally Reported [1]	Adjustments [2]	Reclassified Segment Data	As Originally Reported [1]	Adjustments [2]	Reclassified Segment Data	As Originally Reported [1]	Adjustments [2]	Reclassified Segment Data	As Originally Reported [1]	Adjustments [2]	Reclassified Segment Data	As Originally Reported [1]	Adjustments [2]	Reclassified Segment Data
Household Group - North America															
Net Sales	603	(101)	502	549	(109)	440	583	(68)	515	612	(83)	529	2,347	(361)	1,986
Earnings (losses) from continuing operations before income taxes	156	1	157	146	(4)	142	149	16	165	149	21	170	600	34	634
Specialty Group															
Net Sales	318	70	388	265	86	351	361	43	404	480	54	534	1,424	253	1,677
Earnings (losses) from continuing operations before income taxes	108	(24)	84	89	(10)	79	135	(35)	100	193	(39)	154	525	(108)	417
International															
Net Sales	127	(11)	116	133	(4)	129	142	(10)	132	151	(29)	122	553	(54)	499
Earnings (losses) from continuing operations before income taxes	31	(2)	29	33	(1)	32	34	(2)	32	31	(9)	22	129	(14)	115
Corporate															
Net Sales			-			-			-			-	-	-	-
Earnings (losses) from continuing operations	(94)	2	(92)	(98)	(1)	(99)	(123)	2	(121)	(99)	(3)	(102)	(414)	-	(414)
Total Company															
Net Sales	1,048	(42)	1,006	947	(27)	920	1,086	(35)	1,051	1,243	(58)	1,185	4,324	(162)	4,162
Earnings (losses) from continuing operations before income taxes	201	(23)	178	170	(16)	154	195	(19)	176	274	(30)	244	840	(88)	752

(1)   As Originally Reported reflects data for the most comparable segment (or the identified segment) reported in the company's reports on Form 10-Q or 10-K and earnings releases issued for the related periods.

(2)   The Adjustments column reflects changes to the Originally Reported segment data to reflect the businesses exchanged with Henkel in November, 2004 and the assignment of new management responsibilities, which was effective January 2005 and resulted in the realignment of segments.
The names of the segments were changed as follows to reflect these changes in the segments: Household Products - North America is now known as Household Group - North America; Specialty Products is now known as Specialty Group; and Household Products - Latin America is now known as International.
Please see the discussion in Note 2 under "Discontinued Operations" and in Note 17 under "Segment Results – Realignment of Operating Segments" in the company's notes to the financial statements included in the report on Form 10-Q for the interim period ended December 31, 2004,
which was filed on February 9, 2005, for further details.

(3)   The following data was reported in the company's current report on Form 8-K dated March 3, 2005 and reflects reclassified segment data for Discontinued Operations as the segments were named in the Form 8-K filed on March 3, 2005.

	FY04
Household Products - North America	
Net Sales	2,285
Earnings (losses) from continuing operations before income taxes	560
Specialty Products	
Net Sales	1,378
Earnings (losses) from continuing operations before income taxes	491
Household Products - Latin America/other	
Net Sales	499
Earnings (losses) from continuing operations before income taxes	115
Corporate	
Net Sales	-
Earnings (losses) from continuing operations before income taxes	(414)
Total Company	
Net Sales	4,162
Earnings (losses) from continuing operations before income taxes	752

Segment Information
In millions

	FY05 Q1			FY05 Q2			FY05 Q3		
	As Originally Reported	Adjustments (2)	Reclassified Segment	As Originally Reported	Adjustments (2)	Reclassified Segment	As Originally Reported	Adjustments (2)	Reclassified Segment Data
Household Group - North America									
Net Sales	642	-128	514	584	-114	470	517	-	517
Earnings (losses) from continuing operations before income taxes	152	16	168	154	1	155	162	-	162
Specialty Group									
Net Sales	314	98	412	267	114	381	426	-	426
Earnings (losses) from continuing operations before income taxes	109	-36	73	93	-1	92	96	-	96
International									
Net Sales	134	-12	122	149	-	149	143	-	143
Earnings (losses) from continuing operations before income taxes	29	-2	27	38	-	38	26	-	26
Corporate									
Net Sales		-	-		-	-	-		-
Earnings (losses) from continuing operations before income taxes	-101	-	-101	-91	-	-91	-147	-	-147
Total Company									
Net Sales	1,090	-42	1,048	1,000	-	1,000	1,086	-	1,086
Earnings (losses) from continuing operations before income taxes	189	-22	167	194	-	194	137	-	137

(1)   As Originally Reported reflects data for the most comparable segment (or the identified segment) reported in the company's reports on Form 10-Q and quarterly earnings releases.

(2)   The Adjustments column reflects changes to the Originally Reported segment data to reflect the businesses exchanged with Henkel in November, 2004 and the assignment of new management responsibilities,
which was effective January 2005 and resulted in the realignment of segments.
The names of the segments were changed as follows to reflect these changes in the segments: Household Products - North America is now known as Household Group - North America;
Specialty Products is now known as Specialty Group; and Household Products - Latin America is now known as International.
Please see the discussion in Note 2 under "Discontinued Operations" and in Note 17 under "Segment Results – Realignment of Operating Segments" in the company's notes to the financial statements
included in the report on Form 10-Q for the interim period ended December 31, 2004, which was filed on February 9, 2005, for further details.